082-00913

J Sainsbury plc

SEC
Mail Processing
Section

JAN 16 2009

Washington, DC
101

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

[redacted]

09045205

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 07 January 2009

Dear Sir

J Sainsbury Announces: Director/PDMR Shareholding &Voting rights and capital.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 5 & 6 January 2009.

Yours sincerely

SUPPL

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
JAN 29 2009
THOMSON REUTERS

1/27

Registered office as above
Registered number 185647 England

J Sainsbury plc
06 January 2009

J Sainsbury plc - Voting rights and capital

In accordance with the Disclosure and Transparency Rules (the 'Rules'), we would like to notify the market of the following:

J Sainsbury plc's capital as at 31 December 2008 consists of 1,748,654,535 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,748,654,535.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 5493
END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both (i) and (ii)

3. Name of *person discharging managerial responsibilities/director*
Gary William Hughes

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
Gary William Hughes

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 $^{4}/_{7}$p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Gary William Hughes

8. State the nature of the transaction
Purchase

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
200

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
3.366 pence

justina.marfo

14. Date and place of transaction
2 January 2009

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
21,510

16. Date issuer informed of transaction
5 January 2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information
Shares purchased under the dividend reinvestment plan

24. Name of contact and telephone number for queries
Hazel Jarvis 020 7695 6378

Name and signature of duly authorised officer or *issuer* responsible for making notification

Hazel Jarvis

DATE OF NOTIFICATION 5 January 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both (i) and (ii)

3. Name of *person discharging managerial responsibilities/director*
Michael Andrew Coupe

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]

Michael Andrew Coupe

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 $^{4}/_{7}$p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Michael Andrew Coupe

8. State the nature of the transaction
Purchase

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
4,268

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
3.366 pence

justina.marfo

14. Date and place of transaction
2 January 2009

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
406,831

16. Date issuer informed of transaction
5 January 2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information
Shares purchased under the dividend reinvestment plan

24. Name of contact and telephone number for queries
Hazel Jarvis 020 7695 6378

Name and signature of duly authorised officer or *issuer* responsible for making notification

Hazel Jarvis

DATE OF NOTIFICATION 5 January 2009

justina.marfo

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*
J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*
Imelda Walsh

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
Imelda Walsh

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares 28 $^{4}/_{7}$p each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
1. Imelda Walsh
2. David Weymouth

8. State the nature of the transaction
Purchase

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired
1,731 Imelda Walsh
250 David Weymouth

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction

Justina.marfo

3.366 pence

14. Date and place of transaction
2 January 2009

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
230,878 including husband

16. Date issuer informed of transaction
5 January 2009

If a *person discharging managerial responsibilities* has been granted options by the *issue* complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved *(class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information
Shares purchased under the dividend reinvestment plan

24. Name of contact and telephone number for queries
Hazel Jarvis 020 7695 6378

Name and signature of duly authorised officer or *issuer* responsible for making notification

Hazel Jarvis

DATE OF NOTIFICATION 5 January 2008

END

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